U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-8A

                 AMENDMENT NO. 1 TO NOTIFICATION OF REGISTRATION
                      FILED PURSUANT TO SECTION 8(a) OF THE
                         INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the U.S. Securities and Exchange Commission that it is amending and adopting as its own the notification of registration of Templeton Emerging Markets Income Fund, Inc., a Maryland corporation, under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, as amended, and in connection with such amendment of notification of registration submits the following information:



Name of registrant:                      TEMPLETON EMERGING MARKETS INCOME FUND


Address of Principal Business Office:    500 East Broward Boulevard, Suite 2100
                                         Fort Lauderdale, Florida 33394-3091

Telephone Number (including area code):  (954) 527-7500


Name and address of agent for            Lori A. Weber, Assistant Secretary
service of process:                      Templeton Emerging Markets Income Fund
                                         500 East Broward Boulevard, Suite 2100
                                         Fort Lauderdale, Florida 33394-3091

Copies to:       Barbara J. Green, Vice President and Secretary
                 Templeton Emerging Markets Income Fund
                 500 East Broward Boulevard, Suite 2100
                 Fort Lauderdale, Florida 33394-3091

                 Bruce G. Leto, Esq., Stradley, Ronon, Stevens & Young, LLP 2600 One Commerce Square, Philadelphia, PA 19103-7098

Check appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940, as amended, concurrently with the filing of Form
N-8A: YES []    NO [X]

Item 1. Exact name of registrant.

          Templeton Emerging Markets Income Fund.

Item 2. Name of state under the laws of which registrant was organized or created and the date of such organization or creation.

          Registrant was organized under the laws of the State of Delaware on December 2, 2003.

Item 3. Form of organization of registrant (for example, corporation, partnership, trust, joint stock company, association, fund).

          The registrant was formed as a Delaware statutory trust under the laws of the State of Delaware.

Item 4. Classification of registrant (face-amount certificate company, unit investment trust, or management company).

          Registrant is classified as a management company.

Item 5.  If registrant is a management company:

        (a) State whether registrant is a "closed-end" company or an "open-end" company;

     (b) State whether registrant is registering as a "diversified" company or a "non-diversified" company (read Instruction 4(i) carefully before replying).

          The registrant is a closed-end, non-diversified company.



Item 6.  Name and address of each investment adviser of registrant.

          The investment adviser of registrant is Franklin Advisers, Inc., a California corporation with offices located at One Franklin Parkway, San Mateo, California 94403-1906.


Item 7. If the registrant is an investment company having a board of directors, state the name and address of each officer and director of the registrant.

          (The registrant has a board of trustees who perform similar functions to those of a board of directors of a corporation.)



HARRIS J. ASHTON                         Trustee
                                         500 East Broward Blvd.
                                         Suite 2100
                                         Fort Lauderdale, FL 33394-3091


FRANK J. CROTHERS                        Trustee
                                         500 East Broward Blvd.
                                         Suite 2100
                                         Fort Lauderdale, FL 33394-3091

S. JOSEPH FORTUNATO                      Trustee
                                         500 East Broward Blvd.
                                         Suite 2100
                                         Fort Lauderdale, FL 33394-3091

EDITH E. HOLIDAY                         Trustee
                                         500 East Broward Blvd.
                                         Suite 2100
                                         Fort Lauderdale, FL 33394-3091

GORDON S. MACKLIN                        Trustee
                                         500 East Broward Blvd.
                                         Suite 2100
                                         Fort Lauderdale, FL 33394-3091

FRED R. MILLSAPS                         Trustee
                                         500 East Broward Blvd.
                                         Suite 2100
                                         Fort Lauderdale, FL 33394-3091

FRANK A. OLSON                           Trustee
                                         500 East Broward Blvd.
                                         Suite 2100
                                         Fort Lauderdale, FL 33394-3091

CONSTANTINE D. TSERETOPOULOS             Trustee
                                         500 East Broward Blvd.
                                         Suite 2100
                                         Fort Lauderdale, FL 33394-3091

NICHOLAS F. BRADY                        Trustee
                                         500 East Broward Blvd.
                                         Suite 2100
                                         Fort Lauderdale, FL 33394-3091

HARMON E. BURNS                          Trustee and Vice President
                                         One Franklin Parkway
                                         San Mateo, CA  94403-1906

CHARLES B. JOHNSON                       Trustee, Chairman of the Board and
                                          Vice President
                                         One Franklin Parkway
                                         San Mateo, CA  94403-1906

CHRISTOPHER J. MOLUMPHY                  President and Chief Executive Officer-
                                          Investment Management
                                         One Franklin Parkway
                                         San Mateo, CA  94403-1906

JIMMY D. GAMBILL                         Senior Vice President and Chief
                                          Executive Officer-Finance and
                                          Administration
                                         500 East Broward Blvd.
                                         Suite 2100
                                         Fort Lauderdale, FL 33394-3091

RUPERT H. JOHNSON, JR.                   Vice President
                                         One Franklin Parkway
                                         San Mateo, CA  94403-1906

MARTIN L. FLANAGAN                       Vice President
                                         One Franklin Parkway
                                         San Mateo, CA  94403-1906

JEFFREY A. EVERETT                       Vice President
                                         P.O. Box N-7759
                                         Lyford Cay, Nassau, Bahamas

JOHN R. KAY                              Vice President
                                         500 East Broward Blvd.
                                         Suite 2100
                                         Fort Lauderdale, FL 33394-3091

MURRAY L. SIMPSON                        Vice President and Assistant Secretary
                                         One Franklin Parkway
                                         San Mateo, CA  94403-1906

BARBARA J. GREEN                         Vice President and Secretary
                                         One Franklin Parkway
                                         San Mateo, CA  94403-1906

DAVID P. GOSS                            Vice President and Assistant Secretary
                                         One Franklin Parkway
                                         San Mateo, CA  94403-1906

MICHAEL O. MAGDOL                        Vice President - AML Compliance
                                         600 Fifth Avenue
                                         Rockefeller Center
                                         New York, NY  10048-0772

DIOMEDES LOO-TAM                         Treasurer
                                         One Franklin Parkway
                                         San Mateo, CA  94403-1906

RICHARD L. KUERSTEINER                   Assistant Vice President
                                         One Franklin Parkway
                                         San Mateo, CA  94403-1906

ROBERT C. ROSSELOT                       Assistant Secretary
                                         500 East Broward Blvd.
                                         Suite 2100
                                         Fort Lauderdale, FL 33394-3091

LORI A. WEBER                            Assistant Secretary
                                         500 East Broward Blvd.
                                         Suite 2100
                                         Fort Lauderdale, FL 33394-3091

KAREN P. DEBELLIS                        Assistant Treasurer
                                         100 Fountain Parkway
                                         St. Petersburg, FL  33716-1205

KENNETH A. LEWIS                         Assistant Treasurer
                                         One Franklin Parkway
                                         San Mateo, CA  94403-1906

GALEN G. VETTER                          Chief Financial Officer
                                         500 East Broward Blvd.
                                         Suite 2100
                                         Fort Lauderdale, FL 33394-3091


Item 8. If registrant is an unincorporated investment company not having a board of directors:

        (a) State the name and address of each sponsor of registrant;

        (b) State the name and address of each officer and director of each sponsor of registrant;

        (c) State the name and address of each trustee and each custodian of registrant.

          Not Applicable.

Item 9. (a) State  whether  registrant  is  currently  issuing and  offering its securities directly to the public (yes or no).

               No, the registrant is not currently issuing and offering its securities directly to the public.

        (b) If registrant is currently issuing and offering its securities to the public through an underwriter, state the name and address of such underwriter.

          Not Applicable.

        (c) If the answer to 9(a) is "no" and the answer to 9(b) is "not applicable," state whether registrant presently proposes to make a public offering of its securities (yes or no).

          No, the registrant presently does not propose to make a public offering of its securities.

          (d) State whether registrant has any securities currently issued and outstanding (yes or no).

          No.

         (e) If the answer to Item 9(d) is "yes," state as of a date not to exceed ten days prior to the filing of this notification of registration the number of beneficial owners of registrant's outstanding securities (other than short-term paper) and the name of any company owning 10 percent or more of registrant's outstanding voting securities.

          Not Applicable.

Item 10. State the current value of registrant's total assets.

          The current value of registrant's total assets is $0.

Item 11. State whether registrant has applied or intends to apply for a license to operate as a small business investment company under the Small Business Investment Act of 1958 (yes or no).

          No, the registrant has not applied and does not intend to apply for a license to operate as a small business investment company under such act.

Item 12. Attach as an exhibit a copy of the registrant's last regular periodic report to its securityholders, if any.

          Not Applicable.





                                   SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, as amended, the registrant has caused this amendment of notification of registration to be duly signed on its behalf in the City of San Mateo and the State of California on the 28th day of May, 2004.




                                      Templeton Emerging Markets Income Fund


                                      BY:/s/DAVID P. GOSS
                                         -------------------------------
                                          Name: David P. Goss
                                         Title: Vice President and
                                                Assistant Secretary

Attest:/s/LORI A. WEBER
       ----------------------------
        Name:  Lori A. Weber
       Title:  Assistant Secretary






         IC No. 811-07866